UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Axim International, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

05463V 100
(CUSIP Number)

Stuart Titus
12255 Crosthwaite Circle
Poway, CA 92064
(844) 710-6562
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05463V 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Medical Marijuana, Inc.

2.	Check the Appropriate Box if a Member of a Group: Not Applicable (a) . (b) .

3.	SEC Use Only

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .

6.	Citizenship or Place of Organization: Oregon

7.	Sole Voting Power: 0 (See Item 5)

8.	Shared Voting Power: 0 (See Item 5)

9.	Sole Dispositive Power: 22,669,125

10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,669,125

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: .

13.	Percent of Class Represented by Amount in Row (11): 43%

14.	Type of Reporting Person (See Instructions): CO

Item 1.

Security and Issuer

Item 1 is amended and restated in its entirety as follows:

This Amendment No. 1 (“Amendment”) amends and supplements the statement on Schedule 13D filed on the Reporting Person (as defined below) with the Securities and Exchange Commission (“SEC”) on April 28, 2014  (collectively, the “Statement”). This Schedule 13D relates to the common stock, par value $.0001 per share, (the “Shares”) of AXIM Biotechnologies, Inc., a Nevada corporation (the “Company” or the “Issuer”). The principal executive offices of the Company are 18 East 50th Street, 5th Floor, New York, NY 10022.  Except as specifically amended by this Amendment, the disclosure in the Statement remains in full force and effect.

Item 2.

Identity and Background

(a)

This statement is filed by Medical Marijuana, Inc. (the “Reporting Person”) an Oregon corporation.

Item 2(b) is amended and restated in its entirety as follows:

(b)

The Reporting Person’s address is: 12255 Crosthwaite Circle, Poway, CA 92064

(c)

The Reporting Person is not an officer and director of Issuer.

(d)

The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)

The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

Personal funds, $34,800.

Item 4.

Purpose of Transaction

The first paragraph of Item 4 of the Statement is amended and restated in its entirety as follows:

The purpose of this Amendment is to report Reporting Person’s ownership of 22,669,125 shares of common stock by the Company.  7,200,000 shares are held directly by Reporting Person and 17,969,125 shares are held by MJNA Investment Holdings, LLC which is owned and controlled by Reporting Person.  In addition, Reporting Person holds 500,000 shares of the Company’s Series C Convertible Preferred Stock.  Each share of Series C Convertible Preferred Stock is convertible into one share of common stock.

The Shares held by the Reporting Person were acquired for investment purposes in the ordinary course of Reporting Person’s business or investment activities, as the case may be.

The Reporting Person may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

The Reporting Person may engage in communications with management, one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer's operations and strategic direction that, if effected, could result in, among other things:

(1)

the acquisition of additional shares of the Issuer, or the disposition of shares of the Issuer;

(2)

an extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer;

(3)

a sale or transfer of a material amount of assets of the Issuer;

(4)

any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5)

any material change in the present capitalization or dividend policy of the Issuer;

(6)

any other material change in the Issuer's business or corporate structure;

(7)

changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(8)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(9)

a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(10)

any action similar to those enumerated above.

The Reporting Person reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider Reporting Person’s position, change Reporting Person’s purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of  Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

Any future decision of the Reporting Person to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Item 5.

Interest in Securities of the Issuer

Item 5(a) is amended and restated in its entirety as follows:

(a)

The aggregate number of shares of common stock to which this Amendment relates is 22,669,125 shares.  The shares represent approximately 43% of the common stock outstanding as of February 14, 2017.  7,200,000 shares are held directly by Reporting Person and 17,969,125 shares are held by MJNA Investment Holdings, LLC which is owned and controlled by Reporting Person.  In addition, Reporting Person holds 500,000 shares of the Company’s Series C Convertible Preferred Stock.  Each share of Series C Convertible Preferred Stock is convertible into one share of common stock.

(b)

Reporting Person has sole voting and dispositive power over the shares of common stock and preferred stock in which Reporting Person owns.

(c)

See Item 3, above.

(d)

Not Applicable.

(e)

Not Applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.

Material to Be Filed as Exhibits

Exhibit 1. Securities Purchase Agreement dated March 17, 2014.*

Exhibit 2. Agreement for Purchase of Common Stock dated March 17, 2014.*

* Filed with the Statement on April 28, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2017

/s/ Stuart Titus

    By:  Stuart Titus

    Its:  CEO

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